Exhibit 1

Publication of Prospectus

As part of its focus on optimising its capital structure, British American Tobacco p.l.c. (the “Company”) announces today that it has published a prospectus dated 24 September 2021 (the “Prospectus”) in relation to an issue of hybrid capital securities, a financial instrument which is subordinate to all senior creditors. This dual tranche issue comprises:

●	a perpetual non-call 5.25 year capital security at €1,000,000,000 with an initial coupon of 3.000% (the “NC5.25 Securities”); and

●	a perpetual non-call 8.0 year capital security at €1,000,000,000 with an initial coupon of 3.750% (the “NC8 Securities” and together with the NC5.25 Securities, the “Securities”).

The issuance allows the Company to raise incremental euro-denominated securities (above its net investment hedge threshold), which contributes to a more efficient alignment of earnings and currency. It also contributes to the diversification of the Company's sources of funding and further strengthens its capital structure. The issuance provides the additional benefit of supporting the deleveraging journey with the addition of a small benefit to the credit metrics.

The Securities will be accounted as equity in accordance with IFRS standards. The Securities will receive an equity credit of 50% from Moody's and Standard & Poor's.

The net proceeds from the issuance will be used for general corporate purposes, including the repayment of debt.

The first call dates of the new perpetual capital securities are 27 September 2026 for the NC5.25 Securities; and 27 June September 2029 for the NC8 Securities.

The settlement is expected to take place on 27 September 2021 and the Securities will be listed on the main market of the London Stock Exchange.

To view the Prospectus which has been approved by the Financial Conduct Authority, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9439M_1-2021-9-24.pdf

The Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries

British American Tobacco Press Office
+44 (0)20 7845 2888 (24 hours) │@BATPlc

Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney:
+44 (0)20 7845 1180 / 2012 / 1138 / 1263

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This announcement does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities in the United States or any other jurisdiction. No securities of the Company have been nor will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such securities may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.